

October 1, 2021

Michael Hill
Chief Executive Officer
BLOOMIOS, INC.
201 W Montecito Street
Santa Barbara, CA 93101

>   **Re: BLOOMIOS, INC.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 22, 2021**
>   **File No. 333-257890**

Dear Mr. Hill:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors, page 22

1.   We note your added disclosure at page 6 that your hemp products include edibles and beverages. Please expand your risk factor disclosure at page 22 to clarify that while your hemp-derived CBD products are not intended to fall within and do not fall within the purview of the FDA, certain public statements by the FDA interpret the Federal Food, Drug, and Cosmetic Act (FDCA) as prohibiting the sale of food products that contain CBD; and that the FDCA prohibits the introduction or delivery for introduction into interstate commerce of any food that contains an approved drug or a drug for which substantial clinical investigations have been instituted and made public, unless a statutory exemption applies, and that none of the statutory exceptions has been met for CBD. In

addition, expand your disclosure to discuss the 2018 Farm Bill, address any risks or effects, including state regulations related to the sampling and testing for THC and the disposal of non-compliant product, and the shared state-federal jurisdiction over hemp cultivation and production.

Financial Statements for the Year Ended December 31, 2020
Notes to the Consolidated Financial Statements, page F-7

2. We reissue prior comment 6 as it does not appear that adequate revised disclosure has been provided. Expand your disclosure here and in appropriate sections throughout the filing to more clearly describe how you accounted for the acquisition of CBD Brand Partners LLC. Your revised disclosure should also explain the basis of your financial statement presentation.

General

3. We note your response to prior comment 9 and reissue it in part. Please revise your prospectus cover page, Determination of Offering Price, and Plan of Distribution sections to clearly disclose that your shares will be sold at a fixed price of $2.00 per share until such time as your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Please also revise your prospectus cover page to clarify that your shares are currently quoted on the OTC Pink Market. Please note that unless there is an established trading market for your securities, shares resold by stockholders in a public offering must be sold at a fixed price until such time as a market is established. Please revise accordingly.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ken Bart